Exhibit (12)(a)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Quarter ended Sept. 30,		Nine months ended Sept. 30,
(in thousands)	2012	2011	2012	2011
Excluding interest on deposits (1)
Income before income taxes	$139,125	192,882	471,355	654,243
Fixed charges, excluding capitalized interest	-	-	-	-
Earnings	$139,125	192,882	471,355	654,243
Interest	$-	-	-	-
One-third of rents	-	-	-	-
Capitalized interest	-	-	-	-
Fixed charges	$-	-	-	-
Consolidated ratios of earnings to fixed charges (2)	NM	NM	NM	NM

NM Not meaningful

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.